UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File No. 000-52710

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

BNY Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

Retirement Savings Plan of BNY Securities Group

Form 11-K

Retirement Savings Plan of

BNY Securities Group

Financial Statements for the years ended

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

Retirement Savings Plan of BNY Securities Group

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Retirement Savings Plan of BNY Securities Group (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 27, 2012

Retirement Savings Plan of BNY Securities Group

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2011		2010
Assets:
Investments at fair value:
Mutual funds	$—		$341,230,358
Collective trust funds	—		83,871,694
The Bank of New York Mellon Corporation Common Stock Fund	—		7,952,652

Total investments at fair value	—		433,054,704
Pending investment sales	338,210,912		—
Employer contributions receivable	—		14,702,245
Notes receivable from participants	—		11,480,956

Total assets	338,210,912		459,237,905

Liabilities:
Payable to The Bank of New York Mellon Corporation 401(k) Savings Plan	338,210,912		—

Total liabilities	338,210,912		—

Net assets available for plan benefits before adjustment	—		459,237,905
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—		(785,631)

Net assets available for plan benefits	$—	(a)	$458,452,274

(a)	On December 31, 2011, the net assets available for plan benefits of the Retirement Savings Plan of BNY Securities Group were transferred to The Bank of New York Mellon Corporation 401(k) Savings Plan as discussed in Note 1.

See accompanying Notes to Financial Statements.

Retirement Savings Plan of BNY Securities Group

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2011	2010
Additions to net assets available for plan benefits:
Investment income:
Interest and dividend income	$13,723,195	$11,098,873
Net appreciation (depreciation) in fair value of investments	(20,353,735)	37,314,688

Total investment income (loss)	(6,630,540)	48,413,561
Interest income on notes receivable from participants	420,908	457,590
Contributions:
Employer	10,746,877	14,702,245
Participants	25,431,518	26,180,704

Total contributions	36,178,395	40,882,949

Total additions	29,968,763	89,754,100
Deductions from net assets available for plan benefits:
Benefits paid to participants	35,286,937	17,673,292
Administrative expenses	70,428	57,725
Transfer to The Bank of New York Mellon Corporation 401(k) Savings Plan	453,063,672 (a)	—

Total deductions	488,421,037	17,731,017

Net increase (decrease) in net assets available for plan benefits	(458,452,274)	72,023,083

Net assets available for plan benefits:
At beginning of year	458,452,274	386,429,191

At end of year	$—	$458,452,274

(a)	On December 31, 2011, the net assets available for plan benefits of the Retirement Savings Plan of BNY Securities Group were transferred to The Bank of New York Mellon Corporation 401(k) Savings Plan as discussed in Note 1.

See accompanying Notes to Financial Statements.

Notes to Financial Statements

1.	Description of the Plan

The following description of the Retirement Savings Plan of BNY Securities Group (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Merger – On December 31, 2011, the Plan merged into The Bank of New York Mellon Corporation 401(k) Savings Plan (“the BNYM Plan”). Effective December 31, 2011, the investment in the Fidelity Managed Income Portfolio, a collective trust fund, of $96,012,705, and the investment in The Bank of New York Mellon Corporation common stock fund of $6,891,329 were transferred at fair value to the BNYM Plan. The remaining investments in the Plan were sold prior to the plan merger. A receivable for pending investment sales of $338,210,912, notes receivable from participants of $11,660,134 and cash of $288,592 were also transferred on December 31, 2011.

All participants under the Plan shall have a benefit immediately after the merger which is at least as great as the benefit determined under the Plan immediately before the merger.

General Information – On January 1, 2006, the Retirement Savings Plan of BNY Brokerage, Inc. (the “Brokerage Plan”) merged into the Retirement Savings Plan of Pershing LLC (the “Pershing Plan”). At that time, the Pershing Plan was renamed the Retirement Savings Plan of BNY Securities Group.

The Plan is a defined contribution plan sponsored by The Bank of New York Mellon Corporation (the “Company”) and is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides employees with the opportunity to invest a portion of their annual compensation in the Plan, augmented by Company matching contributions, as well as discretionary contributions made by the Company, to provide for additional income in their retirement.

Administration of the Plan – The Plan is administered by the Benefits Administration Committee, a named fiduciary of the Plan. The Benefits Administration Committee has full discretionary power and authority to construe, interpret and administer the Plan, including questions concerning eligibility and payment of benefits and may adopt rules and regulations for administering the Plan. The Benefits Investment Committee is the named fiduciary which is responsible for investment-related matters, including the establishment of an investment policy, the appointment of investment managers, and the monitoring of the performance of the Plan’s investment funds. There is no assurance that the stated objective of any of the funds can be achieved. The Plan’s trustee is The Bank of New York Mellon (the “Trustee”), a wholly-owned banking subsidiary of the Company.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary (“Independent Fiduciary”) to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under a plan, such as the Plan, that permits participants to direct the investment of their Plan accounts, other than Plan sponsor decisions, and (ii) select and monitor any actively managed investments (including mutual funds) of the Company or its affiliates to be offered to participants as investment options under the Plan.

Eligibility – U.S. employees eligible to participate in the Plan are (i) employed by a participating employer in the Pershing Plan as of December 31, 2005, (ii) employed by a participating employer in the Brokerage Plan as of December 31, 2005, (iii) new domestic employees of Pershing LLC and BNY Brokerage, Inc. and their participating affiliates, and (iv) U.S. employees of any other affiliate of the Company who adopts this Plan. New domestic employees of Pershing LLC and BNY Brokerage, Inc. who are hired on or after January 1, 2006 (other than part-time employees scheduled to work 20 or fewer hours per week), will be eligible to participate in the Plan following 30 days of service. A part-time employee who is hired on or after January 1, 2006, will be eligible to participate in the Plan on the first day following the 12

Notes to Financial Statements (continued)

consecutive month period of employment during which the part-time employee completes 1,000 hours of service. Employees of the Company or any of its affiliates who either participate in, or are eligible to participate in the BNYM Plan are not eligible to participate in the Plan.

Eligible employees who had not taken action to either enroll or decline to enroll in the Plan after 45 days of employment, after receiving notice from the Company, were automatically enrolled in the Plan at a pre-tax contribution rate of 4% of their eligible compensation. The money was directed into the Fidelity Managed Income Portfolio Fund. Participants could stop their contributions to the Plan entirely, could change their contribution percentage or could change their fund selection at any time.

Freeze of Participation – Effective for the transition period beginning January 1, 2011 and ending December 31, 2011, an employee who was eligible to participate in the BNYM Plan but transferred to or was rehired into an entity eligible for the Plan nevertheless continued to be eligible to participate in the BNYM Plan. Conversely, an employee eligible to participate in this Plan but was transferred to or was rehired into an entity eligible to participate in the BNYM Plan nevertheless continued to be eligible to participate in this Plan. As noted above, participation in this Plan was de facto frozen and the Plan terminated effective as of the December 31, 2011 merger of the Plan with and into the BNYM Plan.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded subject to review by any independent fiduciary appointed by The Benefits Investment Committee to review certain decisions related to Company common stock.

Contributions – Effective January 1, 2011, employees may voluntarily contribute 1% to 75% of their base pay, as defined by the Plan. Prior to January 1, 2011, employees may voluntarily contribute from 1% to 20% of their total eligible compensation (as defined in the Plan) to the Plan. Total compensation for Plan purposes is limited to $245,000 for both 2011 and 2010 (the “Compensation Limit”).

Prior to January 1, 2011, per Section 401(k) of the Internal Revenue Code of 1986 as amended (the “Code”), contributions are limited to the extent necessary to reduce the actual deferral percentage for certain highly compensated employees, as defined by the Code. Effective January 1, 2011, the Plan satisfies these limits as a “safe harbor” plan. The maximum annual pre-tax contribution per participant is $16,500 for both 2011 and 2010. The Plan’s after-tax contribution limit is $14,000 for both 2011 and 2010.

For participants age 50 or over at any time during the plan year, additional catch-up pre-tax contributions can be elected up to a maximum of $5,500 in both 2011 and 2010.

There are three types of contributions made to the Plan by the Company: (i) the “Profit Sharing Contribution” (ii) the “Matching Contribution” and (iii) the “Qualified Employer Contribution.”

Profit Sharing Contribution – All employees who participate in the Plan are eligible for the Profit Sharing Contribution. The participant must be employed by the Company on December 31st of each year in order to receive that year’s Profit Sharing Contribution. Participants who retire, die or become disabled during the plan year will also receive that year’s Profit Sharing Contribution. The Profit Sharing Contribution is made for each employee eligible to participate in the Plan equal to the percentage of compensation subject to the Compensation Limit, that may be separately determined (as a group) for employees of Pershing LLC and its affiliates and employees of BNY Brokerage, Inc. and its affiliates (also as a group). The Profit Sharing Contribution is discretionary.

A one-time transition contribution ranging from 1% to 5% of eligible pay (based on the participant’s rate of compensation as of January 1, 2011), replaced the current profit sharing benefit for 2011. This

Notes to Financial Statements (continued)

benefit is subject to a 5-year graded vesting schedule. The transition contribution for 2011 will be contributed to the participant’s account in early 2012, provided that the participant is employed on December 31, 2011.

Participants are not required to make elective contributions to the Plan in order to be eligible for a profit sharing contribution or the transition contribution.

Matching Contribution – Effective January 1, 2011, the Company matched 100% of the first 4% of eligible pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum Matching Contribution of 5%.

Prior to January 1, 2011, the Company made a Matching Contribution to the employee’s account for a particular year, provided the employee was employed on December 31st of that year and elected or made pre-tax or after-tax contributions. Participants who retire, die or become disabled during the plan year also receive that year’s Matching Contribution. The Plan provided that, generally participants would receive a Matching Contribution equal to 100% of their pre-tax and after-tax contributions (other than catch-up contributions), up to a maximum employer contribution of $3,000.

Matching Contributions are 100% vested immediately.

Qualified Employer Contribution – Employees may also receive Qualified Nonelective Contributions or Qualified Matching Contributions to the Plan in order to satisfy applicable nondiscrimination standards under the Code. The amount of any additional Qualified Nonelective Contributions or Qualified Matching Contributions and the method used to allocate such contributions among participants will be determined at the discretion of the Benefits Administration Committee. Qualified Employer Contributions are immediately vested.

Employees may roll over lump-sum distributions from a previous employer’s qualified retirement plan within 60 days after receipt, provided certain other legal requirements are satisfied. A rollover contribution does not make the employee eligible for Plan participation until the eligibility requirements are met. The Company does not match rollover contributions.

Effective January 1, 2011, the Plan changed to a “safe harbor” plan design under Internal Revenue Service (“IRS”) 401(k) Plan regulations in which employee pre-tax and employer matching contributions are not subject to discrimination testing. In the event the Plan ceases to satisfy the requirements for a “safe harbor” plan, employee pre-tax and employer matching contributions would have to satisfy nondiscrimination tests under the Code and these contributions could be limited for highly compensated employees. In addition, the Code section 415 limits the amount of contributions that may be allocated to the account of each participant. The Company is permitted to make discretionary contributions as determined and authorized by its Board of Directors.

In addition to the Plan’s restrictions, the Code places overall limits on the amount that can be added to the participant’s Plan account each year. The Code’s defined contribution plan annual contribution limit for 2011 and 2010 is $49,000, ($54,500 for participants of at least age 50 by December 31, 2011) which includes participant’s contributions (excluding catch up and rollover contributions), any Profit Sharing Contributions (including the Transition Contribution), Matching Contributions, Qualified Nonelective Contributions and Qualified Matching Contributions.

Participant Accounts – Each participant’s account is credited with the applicable amount of Company contributions and any voluntary contributions made by the participant. Payments with respect to a participant’s interest under the Plan are charged to the participant’s account. The account is also credited or charged with the proportionate share of changes in the net assets of the Plan arising from investment activities. Individual service fees may be charged to a participant’s account for taking a loan or for executing certain participant investment directions. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested account.

Notes to Financial Statements (continued)

Investment Funds – Each of the Plan’s participants direct the Trustee of the Plan to invest their account in professionally investment funds offered under the Plan, including The Bank of New York Mellon Corporation Common Stock Fund. There is a wide variety of investment choices, such as stable value, international, indexed, bond, and growth funds. The performance of the investment funds being offered in the Plan is evaluated regularly, and the funds offered under the Plan may change periodically.

Withdrawals from the Plan – The vested value of the participant’s account balance will be payable upon termination of the participant’s employment. The account value will be paid in installments or as a lump sum distribution. In-kind distributions of The Bank of New York Mellon Corporation common stock are also available. The terminated participant may elect to have the total vested account balance remain in the Plan until April 1 of the year following the year the participant attains age 70 1/2; however, account balances of $1,000 or less will be automatically distributed in cash after termination of employment if a distribution has not been requested. Employees working past age 70 1/2 may defer commencement of distributions until April 1 following the calendar year in which they terminate employment.

In the event of the participant’s death, payments will be made to the designated beneficiary. If the participant is married, the spouse is automatically the beneficiary, unless the participant designated an alternate beneficiary, which is consented to by the participant’s spouse as witnessed by a Plan representative or notary public. If the participant is not married, and if no beneficiary was designated, payments go directly to the participant’s estate.

Subject to certain limitations, a participant may also withdraw all or part of the vested account balance upon attainment of age 59 1/2, or in the event of extreme hardship. Participants may also request an in-service distribution of all or any part of the account attributable to after-tax contributions.

Notes Receivable from Participants – Participants may borrow against their account balance according to the procedures as described in the Plan’s Summary Plan Description. Notes receivable to the Plan must be repaid over one to five years for a regular loan (non-primary residence) and one to ten years for a primary residence loan. Notes receivable from participants are secured by the balance in the participant’s account and bear interest based on the prime lending rate (3.25% in both 2011 and 2010). Generally, the participant may borrow up to 50% of the total vested value of the account with a minimum amount of $500 and a maximum of $50,000. Notes receivable from participants and interest are generally paid through payroll deductions and are credited to the account as they are paid. A loan setup fee of $35 per loan and loan maintenance fees of $3.75 per quarter are charged. These fees are subject to change.

Forfeitures – Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The forfeiture account is used to reduce future contributions to the Plan, as directed by the Company. There was no balance in the forfeitures account at December 31, 2011. The forfeiture account totaled $457,063 at December 31, 2010. Forfeitures used totaled $743,259 for 2011 and $501,135 for 2010.

Additional information regarding participants’ rights is provided in the Summary Plan Description.

2.	Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared under the accrual method of accounting.

Notes to Financial Statements (continued)

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation – Investments held by the Plan are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Investment transactions are recorded on the trade date of the purchase or sale. Dividend income from investments in common stock is recorded on the ex-dividend date. Interest income from mutual funds and collective funds is recorded as earned on an accrual basis. Net appreciation (depreciation) in fair value includes the Plan’s gains (losses) on investments bought and sold, as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Fully Benefit-Responsive Investment Contracts – The Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts. As described in Accounting Standards Codification (“ASC”) 946 Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement, as contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less benefits paid to participants and administrative expenses. As required by ASC 946, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the Statements of Net Assets Available for Plan Benefits.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and adjustment to contract value reported in the Statements of Net Assets Available for Plan Benefits.

The average yield and crediting interest rates were 1.29% and 1.39% for 2011 and 1.30% and 1.44% for 2010. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Administrative Expenses – The Company pays all administrative fees related to the Plan, except administrative costs arising in connection with participant loans and costs for executing certain participant investment directions.

Benefits Paid to Participants – Benefits paid to participants are recorded upon distribution.

Notes to Financial Statements (continued)

3.	Investments

The fair values of individual investments that represent five percent or more of the Plan’s net assets available for plan benefits are as follows:

	December 31,
(in dollars)	2011	2010
Fidelity Managed Income Portfolio Fund	$—	$83,871,694	(a)
Fidelity Contrafund	—	38,918,313
Vanguard Institutional Index Fund	—	36,134,281
DFA Emerging Markets Value Fund	—	28,122,498
PIMCO Total Return Fund	—	25,799,740
Columbia Acorn Fund	—	23,852,893

(a)	The contract value was $83,086,063 at December 31, 2010.

The Plan’s investments (including net realized losses of $20,353,735 in 2011 and net realized gains of $9,660,330 in 2010 on investments sold) appreciated (depreciated) in value as follows:

Net appreciation (depreciation) in fair value of investments

(in dollars)	2011	2010
Mutual funds	$(19,923,892)	$36,733,532
The Bank of New York Mellon Corporation Common Stock Fund	(2,762,630)	581,156
Collective trust funds	2,332,787	—

Net appreciation (depreciation) in fair value of investments	$(20,353,735)	$37,314,688

4.	Fair Value Measurements

The guidance related to “Fair Value Measurement” included in ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are recent quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets include mutual funds and common stock.

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are collective trust funds.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances.

Notes to Financial Statements (continued)

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds: A mutual fund’s net asset value (“NAV”) is normally calculated and published as of the close of business of the New York Stock Exchange (“NYSE”). The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV. Open-end mutual funds issue redeemable securities, which permits the shareholder to present shares for redemption and receive a proportionate share of the fund’s assets, and continually offers its shares for sale to the public.

Collective trust funds: There are no readily available market quotations for these funds. The fund’s fair value is based on securities in the portfolio, which typically is the amount which the fund might reasonably expect to receive for the security upon a sale. These funds are either valued on a daily or monthly basis.

Common Stock Fund: Valued at the closing NAV as reported by the custodian. The NAV is determined using the closing price reported in the active market in which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As a result of the previously mentioned plan merger, the Plan held no investments at December 31, 2011. The following table presents, by level within the fair value hierarchy, the Plan’s investment assets at fair value, as of December 31, 2010. As required by ASC 820, the assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers between Level 1 and Level 2 during plan years 2011 and 2010.

Investment assets measured at fair value on a recurring basis at December 31, 2010

(in dollars)	Level 1	Level 2	Level 3	Total carrying value
Mutual funds	$341,230,358	$—	$—	$341,230,358
Collective trust funds	—	83,871,694	—	83,871,694
The Bank of New York Mellon Corporation Common Stock Fund	7,952,652	—	—	7,952,652

Total investment assets at fair value	$349,183,010	$83,871,694	$—	$433,054,704

At December 31, 2010, the Plan had $83,871,694 of investments in non-exchange traded investment funds reported at fair value and has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable at net asset value under agreements with the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interest in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Notes to Financial Statements (continued)

5.	Fair Value of Net Assets Available for Plan Benefits

As a result of the previously mentioned plan merger, the assets of the Plan were either transferred or sold at December 31, 2011. For December 31, 2010, see Note 4 which presents investments measured at fair value by the three level valuation hierarchy established by ASC 820. At December 31, 2010, notes receivable from participants of $11,480,956 were valued at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. At December 31, 2010, the fair value of the employer contributions receivable of $14,702,245 equals carrying value due to its short maturity.

6.	Federal Income Taxes

The Plan has received a determination letter from the IRS dated October 20, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated and on February 1, 2010, in accordance with IRS procedures, the Company filed for an updated favorable determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended and restated is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken any uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to federal income tax examination for years prior to 2007.

7.	Risks and Uncertainties

The Plan provides for investment in The Bank of New York Mellon Corporation Common Stock Fund. As a result of the previously mentioned plan merger, the Plan had no assets in this fund at December 31, 2011. At December 31, 2010, approximately 2% of the Plan’s total assets were invested in this fund. The value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

8.	Party-in-Interest Transactions

The Bank of New York Mellon, a wholly-owned banking subsidiary of the Company, acts as the Trustee of the Plan.

Certain Plan investments are managed and held in trust by Fidelity. Since Fidelity acts as custodian of the Plan’s assets, these transactions qualify as party-in-interest transactions as defined by ERISA.

As a result of the previously mentioned plan merger, the Plan had no shares of the Company’s common stock in The Bank of New York Mellon Common Stock fund as of December 31, 2011. The Plan held 251,362 shares of the Company’s common stock in The Bank of New York Mellon Common Stock Fund as of December 31, 2010.

Notes to Financial Statements (continued)

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2011 and 2010, to the Form 5500:

	December 31,
(in dollars)	2011	2010
Net assets available for plan benefits per the financial statements	$—	$458,452,274
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	785,631

Net assets available for plan benefits per the Form 5500	$—	$459,237,905

The following is a reconciliation of the change in net assets available for plan benefits per the financial statements for the years ended December 31, 2011 and 2010, to the Form 5500:

	December 31,
(in dollars)	2011	2010
Net increase (decrease) in net assets available for plan benefits per the financial statements	$(458,452,274)	$72,023,083
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	785,631	(1,464,492)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	—	785,631

Net change in assets available for plan benefits per the Form 5500	$(459,237,905)	$74,273,206

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

10.	Subsequent Events

As noted above, the Plan was merged with and into the BNYM Plan effective as of December 31, 2011 in accordance with the terms of the BNYM Plan and the Plan, all participants in the Plan became participants in the BNYM Plan and, as a result, the Plan was de facto terminated and ceases to exist as a separate plan.

The Plan has evaluated subsequent events through June 27, 2012 and determined that no additional events have occurred requiring adjustments to, or disclosure in, the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

By:	/s/ Lisa B. Peters
Lisa B. Peters
Senior Executive Vice President and Chief Human Resources Officer

By:	/s/ John A. Park
John A. Park
Executive Vice President Corporate Controller

Dated: June 27, 2012

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith